UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                            SUPERIOR GALLERIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868165 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



          DGSE Companies, Inc.            Andreas Pour, Esq.
          2817 Forest Lane                Sheppard, Mullin, Richter &Hampton LLP
          Dallas, Texas  75234            12275 El Camino Real, Suite 200
          (972) 484-3662                  San Diego, CA 92130
                                          (858) 720-8900

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 6, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868165101                   13D                    Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DGSE Companies, Inc.
     88-0097334
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    355,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          6,533,070 (including 30,000 shares underlying exercisable
                              options)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,888,070 (including 30,000 shares underlying exercisable
                              options)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     6,888,070 (including 30,000 shares underlying exercisable options)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     80.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 868165101                   13D                    Page___ of __ Pages


Item 1.   Security and Issuer.

This Schedule 13D (this "Schedule") relates to the shares of common stock, par value $0.001 per share, of Superior Galleries, Inc., a Delaware corporation ("SPGR"). The address of the principal executive offices of SPGR is 9478 West Olympic Boulevard, Beverly Hills, California 90212.

Item 2.   Identity and Background.

(a)-(c) and (f). This Schedule is being filed by DGSE Companies, Inc., a Nevada corporation ("DGSE"), with its principal executive offices located at 2817 Forest Lane, Dallas, Texas 75234. DGSE sells jewelry, bullion products and rare coins to both retail and wholesale customers.

The (a) name, (b) business address, (c) present principal occupation or employment, and (f) citizenship of each controlling person, director and executive officer of DGSE are set forth in Schedule I hereto and incorporated herein by reference.

(d)-(e). During the last five years, neither DGSE, nor, to DGSE's knowledge, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.

As an inducement for DGSE to enter into the Amended and Restated Agreement and Plan of Merger and Reorganization, made and entered into as of January 6, 2007 (the "Merger Agreement"), by and among DGSE, DGSE Merger Corp., a Delaware corporation ("Merger Sub"), SPGR and the stockholder agent, certain stockholders of SPGR (the "SPGR Stockholders"), who are identified on Schedule II hereto, entered into a Support Agreement as of January 6, 2007 (the "Support Agreement"), by and among DGSE, SPGR, and the SPGR Stockholders. DGSE did not provide any consideration, other than its agreement to enter into the Merger Agreement, to the SPGR Stockholders in connection with the execution and delivery of the Support Agreement.

As a further inducement for DGSE to enter into the Merger Agreement, Silvano DiGenova, the former chairman, chief executive officer, president and interim chief financial officer of SPGR, entered into a Securities Exchange Agreement as of January 6, 2007 (the "Securities Exchange Agreement"), by and between DGSE and Mr. DiGenova. Pursuant to the Securities Exchange Agreement, DGSE issued Mr. DiGenova a warrant to acquire 96,951 shares of DGSE common stock upon consummation of the merger contemplated by the Merger Agreement for an exercise price of $0.01 per share, in exchange for 355,000 shares of Superior common stock, which reflects the same exchange ratio being used in the merger.

CUSIP No. 868165101                   13D                    Page___ of __ Pages


References to, and descriptions of, the Merger Agreement, the Support Agreement and the Securities Exchange Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1, 2 and 3, respectively, to this Schedule, and are incorporated in this Item 3 by reference in their entirety.

Item 4.   Purpose of Transaction.

As stated above, the Support Agreement and Securities Exchange Agreement were entered into as an inducement for, and in consideration of, DGSE entering into the Merger Agreement. Pursuant to the Merger Agreement, DGSE proposes to acquire SPGR in a merger transaction by which SPGR will become a wholly-owned subsidiary of DGSE (the "Merger"). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each issued and outstanding share of SPGR's common stock, other than shares owned by any stockholders who are entitled to and who properly exercise appraisal rights under the General Corporation Law of the State of Delaware, will be cancelled and converted automatically into the right to receive 0.2731 shares of DGSE common stock. In addition, each option to acquire shares of SPGR common stock will be converted into an option to receive a number of shares of DGSE common stock equal to the number of shares subject to the SPGR option multiplied by the exchange ratio, at an exercise price equal to the exercise price of the SPGR option divided by the exchange ratio. The consummation of the merger is subject to the approval of the DGSE and SPGR stockholders and other closing conditions set forth in the Merger Agreement.

Pursuant to the Support Agreement, the SPGR Stockholders who collectively own 6,533,070 shares (including 30,000 immediately exercisable options to acquire shares) of the common stock of SPGR (the "Subject Shares") as set forth in
Schedule II (approximately 75.9% of the common stock of SPGR deemed to be outstanding pursuant to Rule 13d-3(d)(1) as of January 6, 2007), have agreed to vote or consent (or cause to be voted or consented) the Subject Shares (1) in favor of the approval of the Merger and the Merger Agreement and any related transaction and related agreement, or any matter that could reasonably be expected to facilitate the Merger, (2) against any proposal or action that could reasonably be expected to delay, impede or interfere with the approval of the Merger or any related transaction, (3) against any action or agreement that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation of SPGR under the Merger Agreement or any related agreement, and (4) in favor of any other matter relating to the execution and delivery of the related agreements and the proper and prompt consummation of the related transactions. Any additional shares of SPGR common stock acquired by any SPGR Stockholder during the term of the Support Agreement will also become subject to the Support Agreement. Each SPGR Stockholder has also agreed to remain the beneficial owner of the Subject Shares, to hold the Subject Shares free and clear of any liens and, absent the prior written consent of DGSE, to not sell, transfer, pledge, assign or otherwise dispose of any interest in the Subject Shares, including any voting rights, until the termination of the Support Agreement. Each SPGR Stockholder has granted DGSE a limited irrevocable proxy (collectively, the "Proxies") to vote the stockholder's shares as described above.

CUSIP No. 868165101                   13D                    Page___ of __ Pages


The Support Agreement terminates on the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement by its terms, and (iii) the mutual agreement of the parties to the Support Agreement.

Pursuant to the Merger Agreement, upon the effectiveness thereof, all but two "independent" directors of the SPGR board of directors resigned, and the two remaining directors, Mitchell Stolz and David Rector, elected William H. Oyster, DGSE's chief operating officer, Scott Williamson, DGSE's executive vice-president, and John Benson, DGSE's chief financial officer, to the SPGR board to fill the vacancies.

On January 6, 2007, in connection with and as an inducement for DGSE entering into the Merger Agreement, DGSE Merger Corp., a wholly-owned subsidiary of DGSE which will merge into SPGR as part of the Merger, entered into a Management Agreement with SPGR (the "Management Agreement"). Under the Management Agreement, DGSE Merger Corp. will provide the senior management to SPGR on a part-time basis until the consummation of the Merger or the earlier termination of the Merger Agreement. Pursuant to the Management Agreement, the SPGR board, prior to the resignations and elections described in the preceding paragraph, appointed Mr. Oyster as interim chief executive officer of SPGR, Mr. Williamson as interim chief operating officer of SPGR and Mr. Benson as vice president, finance and interim chief financial officer of SPGR.

Pursuant to the Securities Exchange Agreement, DGSE acquired 355,000 shares of Superior common stock (approximately 4.1% of the common stock of SPGR deemed to be outstanding pursuant to Rule 13d-3(d)(1) as of January 6, 2007) from Mr. DiGenova (the "DiGenova Shares"). DGSE has agreed in the Securities Exchange Agreement not to transfer or encumber the DiGenova Shares prior to the exercise or termination of the warrant issued to Mr. DiGenova and, if the warrant terminates, to transfer the DiGenova Shares to Mr. DiGenova's designee specified in the Securities Exchange Agreement.

If the Merger is consummated, SPGR's shares of common stock will be delisted from the OTC Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Except as set forth in this Item 4 and Item 6, neither DGSE nor, to DGSE's knowledge, any of the controlling persons, directors or executive officers of DGSE, has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DGSE and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

References to, and descriptions of, the Merger Agreement, the Support Agreement, the Securities Exchange Agreement and the Management Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1, 2, 3 and 4, respectively, to this Schedule, and are incorporated in this Item 4 by reference in their entirety.

CUSIP No. 868165101                   13D                    Page___ of __ Pages


Item 5.   Interest in Securities of the Issuer.

(a)-(b) The number of shares of SPGR common stock covered by the Support Agreement is 6,533,070 (including 30,000 immediately exercisable options to acquire shares), which, in the aggregate, represents 75.9% of the common stock of SPGR outstanding as of January 6, 2007. DGSE has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of these shares. The number of shares of SPGR common stock held by DGSE but subject to the Securities Exchange Agreement is 355,000, which, in the aggregate, represents 4.1% of the common stock of SPGR outstanding as of January 6, 2007. DGSE has sole power to vote or direct the vote, and, until the consummation of the merger or the termination of the Merger Agreement, no power to dispose or direct the disposition, of these shares.

(c) Except as set forth in this Schedule or incorporated in this Schedule, neither DGSE nor, to DGSE's knowledge, any of the individuals referred to in
Schedule I hereto or Mr. DiGenova has effected any transaction in SPGR common stock during the past sixty (60) days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement, the Management Agreement, the Support Agreement, the Proxies and the Securities Exchange Agreement, to the knowledge of DGSE, there is no contract, arrangement, understanding or relationship, legal or otherwise, among the persons named in Item 2 and Schedule I or between such persons and any other person with respect to the securities of SPGR, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.

     (1) Amended and Restated Agreement and Plan of Merger and Reorganization, made and entered into as of January 6, 2007, by and among DGSE Companies, Inc., DGSE Merger Corp., Superior Galleries, Inc. and the stockholder agent.

     (2) Support Agreement, including form of Proxies, made and entered into as of January 6, 2007, by and among DGSE Companies, Inc., Superior Galleries, Inc. and the Superior Galleries, Inc. stockholders listed on Schedule II hereto

     (3) Securities Exchange Agreement, made and entered into as of January 6, 2007, by and between DGSE Companies, Inc. and Silvano DiGenova

     (4) Management Agreement, made and entered into as of January 6, 2007, by and between DGSE Companies, Inc. and Superior Galleries, Inc.

CUSIP No. 868165101                   13D                    Page___ of __ Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 2007
                                                --------------------------------
                                                          (Signature)

                                                Dr. L.S. Smith
                                                Chairman and CEO
                                                --------------------------------
                                                (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  SCHEDULE 13D


                                                                      SCHEDULE I

             CONTROLLING PERSONS, DIRECTORS, AND EXECUTIVE OFFICERS

Set forth below are the controlling persons, directors and executive officers of DGSE Companies, Inc. with their present principal occupation. Except as indicated below, the business address for each of these individuals is 2817 Forest Lane, Dallas, Texas 75234. Each individual named below is a United States citizen.

Directors

Name                       Present Principal Occupation
--------------------       -----------------------------------------------------
Dr. L.S. Smith, Ph.D.      Chairman, Chief Executive Officer and Secretary, DGSE
                           Companies,  Inc.;  also a controlling  person of DGSE
                           Companies, Inc.
William H. Oyster          President   and   Chief   Operating   Officer,   DGSE
                           Companies, Inc.
William P. Cordeiro        Management   Professor,   School  of   Business   and
                           Economics,  California State University, and partner,
                           Bartik, Cordeiro & Associates, Inc.
Paul Hagen                 President, Premier Marketing, Inc.
Craig Alan-Lee             Senior loan consultant, Castle Funding, Inc.


Executive Officers (who are not directors)(1)

Name                       Present Principal Occupation
--------------------       -----------------------------------------------------
John Benson                Chief Financial Officer

Scott Williamson           Executive Vice President, Consumer Finance












--------------------

                                  SCHEDULE 13D

                                                                     SCHEDULE II

        SUPERIOR GALLERIES, INC. STOCKHOLDERS PARTY TO SUPPORT AGREEMENT

The Superior Galleries, Inc. (SPGR) stockholders who are parties to the Support Agreement are identified below, along with the SPGR common stock held by each and covered by this Schedule 13D:

   Party to Support Agreement            Shares   Option Shares   Total Shares
--------------------------------      ---------   -------------   ------------
Silvano DiGenova                      1,552,264          30,000      1,582,264
Stanford International Bank Ltd.      4,350,806               -      4,350,806
William R. Fusselmann                   150,000               -        150,000
Daniel T. Bogar                         150,000               -        150,000
Ronald M. Stein                         150,000               -        150,000
Osvaldo Pi                              150,000               -        150,000
                                      ---------       ---------      ---------
         Total:                       6,503,070          30,000      6,533,070
                                      =========       =========      =========